Exhibit 21.1

Subsidiary	Jurisdiction
Paragon Systems, Inc.	Alabama

The Cornwall Group, Inc.	Florida

Vanguard Security, Inc.	Florida

Forestville Corporation	Florida

Vanguard Security of Broward County, Inc.	Florida

On Guard Security and Investigations, Inc.	Florida

Armor Security, Inc.	Florida

Protection Technologies Corporation	Florida

International Monitoring, Inc.	Florida

Guardsource Corp.	Florida

Virtual Guard Source, Inc.	California